UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lock-up of Directors and Employees

All directors and employees who were previously granted stock options upon the Company’s IPO have agreed to a further lock-up undertaking for a period of six months after their stock options become vested; as their stock options are set to vest on July 16, 2022, their shares will remain locked up until January 16, 2023. A form of the lock-up undertaking is attached hereto as Exhibit 99.1.

Purchases of Ordinary Shares by Chief Executive Officer

Mr. Yat-Gai Au, the chairman and chief executive officer of Regencell Bioscience Holdings Limited (the “Company”), has made purchases of ordinary shares in the Company (“Ordinary Shares”) totaling $5.03 million. Based on his Schedule 13D filings with the U.S. Securities and Exchange Commission (the “SEC”) between July 27, 2021 and May 16, 2022, Mr. Au used an aggregate of $5.03 million of his personal funds to purchase Ordinary Shares through open-market purchases. According to the latest filing, following the purchases, Mr. Au owns a total of 10,539,159 Ordinary Shares, representing 81.0% of total issued and outstanding Ordinary Shares.

The timing, number and value of Ordinary Shares to be further purchased by Mr. Au, if any, will be determined by Mr. Au in his discretion and will depend on a variety of factors, including the market price of the Ordinary Shares, general market and economic conditions, available funds and applicable legal requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Letter of Lock-up Undertaking

3